UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NATIONAL FUEL GAS COMPANY                                 FORTY-FIRST
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File No. 70-7833                                            RULE 24

(Public Utility Holding Company Act of 1935)

           In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended March 31, 2002. Also attached as Exhibit "B" is the Balance sheet of NFR as of March 31, 2002.

           IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 8th day of May, 2002.

                                   NATIONAL FUEL RESOURCES, INC.

                                   By:  /s/ Donna L. DeCarolis
                                      ----------------------------------------
                                        Donna L. DeCarolis, Vice President

                                   NATIONAL FUEL GAS COMPANY

                                   By:  /s/ James R. Peterson
                                      ----------------------------------------
                                        James R. Peterson, Assistant Secretary